As filed with the Securities and Exchange Commission on May 24, 2006
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 5)

THE WILBER CORPORATION
(Name of Subject Company (issuer))

THE WILBER CORPORATION-ISSUER
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

967797 101
(CUSIP Number of Class of Securities)

Douglas C. Gulotty
The Wilber Corporation
245 Main Street
Oneonta, New York 13820
(607) 432-1700
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Clifford S. Weber, Esq.
Hinman, Howard & Kattell, LLP
106 Corporate Park Drive, Suite 317
White Plains, New York 10604
(914) 694-4102

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

☒

AMENDMENT NO. 5 TO SCHEDULE TO

This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO originally filed on April 4, 2006, as amended on April 10, 2006, April 28, 2006 , May 4, 2006 and May 18, 2006 (the “Schedule TO”) by The Wilber Corporation, a New York corporation (the"Company"), relating to an offer by the Company to purchase up to 650,000 shares of its common stock upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 4, 2006, and the related offer materials filed as Exhibits (a)(1)(i),(ii); (a)(2)(i-xii); (a)(5)(i-iii) and (d)(1) to the Schedule TO.

Item 12 of the Schedule TO is hereby amended as follows:

Item 12. Exhibit.

(a)(2)(xiii) Text of press release issued by the Company on May 25, 2006, announcing the final results of the tender offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 5 to the Schedule TO is true, complete and correct.

May 25, 2006	THE WILBER CORPORATION

/s/ Douglas C. Gulotty
Douglas C. Gulotty
President and Chief Executive Officer

Exhibit (a)(2)(xiii)

THE WILBER CORPORATION ANNOUNCES TENDER OFFER RESULTS

FOR IMMEDIATE RELEASE

DATE:	May 25, 2006
FROM:	Douglas C. Gulotty, President and CEO
PHONE:	607-433-4172

Oneonta, New York: The Wilber Corporation (Amex: GIW) (the “Company”), the holding company for Wilber National Bank, Oneonta, New York, announced today the final results of its modified Dutch auction self-tender offer.

Mr. Douglas C. Gulotty, the Company’s President and CEO, announced, “Today the Company’s Board of Directors met and determined that all 536,155 shares tendered will be purchased by the Company at a price of $11.40 per share.” Under the terms of the Offer, which commenced on April 4, 2006 and expired on May 18, 2006, the Company offered to purchase up to 650,000 shares. Shares could be tendered by holders at any price from $9.90 to $11.40 per share. However, under the Dutch-style auction, all shares, upon final determination by the Company, are to be purchased at the same price. Mr. Gulotty, continued, “We are pleased with these results. Our goal from the onset of the Offer was to optimize the capital structure of our Company and to provide a liquidity opportunity to our shareholders at a fair price, while providing our remaining shareholders with an opportunity to improve future returns. The Company’s Board of Directors determined that $11.40 per share was the optimal price at which to purchase the shares for both the tendering shareholders and the remaining shareholders based on the Company’s strategic plan and financial objectives.”

The Company announced that it has instructed the Depositary to transfer the ownership of the shares tendered and make payment to tendering shareholders on Thursday, June 1, 2006. Under the terms of the Offer, the Company will not need to exercise its odd-lot or proration provisions since all shares tendered will be purchased.

The Company further recommended that if tendering shareholders have any questions regarding the Offer or related settlement, they should contact Sandler O’Neill and Partners, the Dealer Manager / Information Agent for the Offer, at (800) 635-6851.

The Company is a single bank holding company headquartered in Oneonta, New York, serving the financial needs of the communities of the Western Catskills and Eastern Southern Tier of New York. The Wilber Corporation is the parent company of Wilber National Bank, a national bank chartered in 1874 with 20 branch offices located in Otsego, Delaware, Schoharie, Ulster, Chenango and Broome Counties and loan production offices located in Kingston, NY and Syracuse, NY. The Company's common stock trades under the symbol GIW on the American Stock Exchange.